Exhibit 99.1

JA Solar Announces First Quarter 2017 Results

BEIJING, May 24, 2017— JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its first quarter ended March 31, 2017.

First Quarter 2017 Highlights

•                  Total shipments were 1,392.7 megawatts (“MW”), consisting of 1,325.1 MW of modules and 50.2 MW of cells to external customers, and 17.4 MW of modules to the Company’s downstream projects.  External shipments were up 32.5% y/y and down 2.6% sequentially

•                  Shipments of modules were 1,325.1 MW, an increase of 44.1% y/y and a decrease of 2.1% sequentially

•                  Shipments of cells were 50.2 MW, a decrease of 57.8% y/y and 14.8% sequentially

•                  Net revenue was RMB 3.7 billion ($536.4 million), an increase of 6.4% y/y and a decrease of 7.5% sequentially

•                  Gross margin was 11.7%, a decrease of 490 basis points y/y and 120 basis points sequentially

•                  Operating profit was RMB 80.0 million ($11.6 million), compared to RMB 223.3 million ($32.4 million) in the first quarter of 2016, and RMB 370.5 million ($53.8 million) in the fourth quarter of 2016

•                  Net income was RMB 8.1 million ($1.2 million), compared to RMB 158.0 million ($23.0 million) in the first quarter of 2016, and RMB 353.4 million ($51.3 million) in the fourth quarter of 2016

•                  Earnings per diluted ADS were RMB 0.17 or $0.03, compared to RMB 2.74 or $0.40 in the first quarter of 2016, and RMB 6.80 or $0.99 in the fourth quarter of 2016

•                  Cash and cash equivalents were RMB 2.3 billion ($332.1 million), a decrease of RMB 283.4 million ($41.2 million) during the quarter

•                  Non-GAAP earnings1 per diluted ADS were RMB 0.17 or $0.03, compared to RMB 2.33 or $0.34 in the first quarter of 2016, and RMB 6.80 or $0.99 in the fourth quarter of 2016

Mr. Baofang Jin, Chairman and CEO of JA Solar, commented, “Our operating results were in line with our expectations. We delivered high-single-digit year over year revenue growth on robust external shipments, driven by strength in the Asia Pacific markets. We expect solid demand from China in the second quarter, driven by accelerated activity ahead of subsidy reductions.  Despite this near-term strength, we are cautious on the business outlook for the second half of 2017, given limited visibility into customer demand, as well as the competitive pricing environment across multiple geographies.”

Mr. Jin continued, “We remain committed to streamlining our operations in order to optimize efficiencies, and are focused on executing our business strategy to provide our customers with high-quality products.  We continue to believe that our geographic exposure, prudent cost control and flexible business model will enable us to navigate through industry cycles. As market conditions improve, we will be positioned for sustainable long-term growth.”

All shipment and financial figures refer to the quarter ended March 31, 2017, unless otherwise specified.  All “year over year” or “y/y” comparisons are against the quarter ended March 31, 2016.  All “sequential” comparisons are against the quarter ended December 31, 2016.

Total shipments were 1,392.7 MW, in line with our previously announced guidance. External shipments of 1,375.3 MW increased 32.5% year over year and decreased 2.6% sequentially.

External shipments breakdown by product (MW)

	2016Q1	2016Q4	2017Q1	QoQ%	YoY%
Modules and module tolling	919.4	1,353.0	1,325.1	-2.1%	44.1%
Cells and cell tolling	118.9	58.9	50.2	-14.8%	-57.8%
Total	1,038.3	1,411.9	1,375.3	-2.6%	32.5%

1  JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013.

External shipments breakdown by region (percentage)

	2016Q1	2016Q4	2017Q1	QoQ(pp)	YoY(pp)
China	59.6%	58.0%	39.7%	-18.3pp	-19.9pp
APAC ex-China	26.7%	25.2%	44.2%	19.0pp	17.5pp
Europe	5.6%	3.3%	5.5%	2.2pp	-0.1pp
North America	4.5%	7.4%	8.1%	0.7pp	3.6pp
South America	2.8%	5.6%	0.1%	-5.5pp	-2.7pp
Others	0.8%	0.5%	2.4%	1.9pp	1.6pp

Net revenue was RMB 3.7 billion ($536.4 million), an increase of 6.4% y/y and a decrease of 7.5% sequentially.

Gross profit of RMB 433.3 million ($63.0 million) decreased 24.7% y/y and 15.9% sequentially.  Gross margin was 11.7%, which compares to 16.6% in the year-ago quarter, and 12.9% in the fourth quarter of 2016. The decrease in gross margin was primarily due to a decline of average selling price of solar modules in the first quarter of 2017.

Total operating expenses of RMB 353.3 million ($51.3 million) were 9.6% of revenue.  This compares to operating expenses of 10.1% of revenue in the year-ago quarter, and 3.6% of revenue in the fourth quarter of 2016. Included in operating expenses in the fourth quarter of 2016 were a one-time reversal of RMB 348.3 million ($50.6 million) of previously recorded expenses due to the resolution of the Company’s dispute with Hemlock Semiconductor Pte. Ltd, and a one-time charge of RMB 99.6 million ($14.5 million) resulted from the termination of business relationship with one of the Company’s business partners.

Operating profit was RMB 80.0 million ($11.6 million), compared to RMB 223.3 million ($32.4 million) in the year-ago quarter, and RMB 370.5 million ($53.8 million) in the fourth quarter of 2016.  Operating margin was 2.2%, compared with 6.4% in the prior year period and 9.3% in the previous quarter.

Interest expense was RMB 83.3 million ($12.1 million), compared to RMB 67.3 million ($9.8 million) in the year-ago quarter, and RMB 72.9 million ($10.6 million) in the fourth quarter of 2016.

The change in fair value of warrant derivatives was nil, compared with positive RMB 23.4 million ($3.4 million) in the year-ago quarter, and nil in the fourth quarter of 2016. The warrants were issued on August 16, 2013 in conjunction with the Company’s $96 million registered direct offering, and expired on August 16, 2016.

Earnings per diluted ADS were RMB 0.17 or $0.03, compared to earnings per diluted ADS of RMB 2.74 or $0.40 in the year-ago quarter, and earnings per diluted ADS of RMB 6.80 or $0.99 in the fourth quarter of 2016.

Liquidity

As of March 31, 2017, the Company had cash and cash equivalents of RMB 2.3 billion ($332.1 million), and total working capital of RMB 0.8 billion ($118.0 million).  Total short-term borrowings were RMB 3.2 billion ($467.1 million). Total long-term borrowings were RMB 2.9 billion ($425.4 million), of which RMB 870.9 million ($126.5 million) were due in one year.

Business Outlook

For the second quarter of 2017, the Company expects total cell and module shipments to be in the range of 1,550 to 1,650 MW.  Nearly all will be external shipments.

Investor Conference Call / Webcast Details

JA Solar’s management will host an earnings conference call on May 24, 2017 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. China Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 21961068.

A replay of the conference call may be accessed by phone at the following numbers until June 1, 2017.  To access the replay, please reference the conference ID 21961068.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006322162
Other International	+61 281990299

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2017, which was RMB 6.8832 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2017, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 5.2 GW of solar power products in 2016. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia and Hanoi, Vietnam.

For more information, please visit www.jasolar.com.

Contact:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Mar. 31, 2016	Dec. 31, 2016	Mar. 31, 2017	Mar. 31, 2017
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	3,469,714	3,990,642	3,692,405	536,437
Cost of sales	(2,894,352)	(3,475,213)	(3,259,070)	(473,482)
Gross profit	575,362	515,429	433,335	62,955
Selling, general and administrative expenses	(312,475)	(99,969)	(312,858)	(45,452)
Research and development expenses	(39,599)	(44,937)	(40,460)	(5,878)
Total operating expenses	(352,074)	(144,906)	(353,318)	(51,330)
Income from operations	223,288	370,523	80,017	11,625
Interest expense	(67,273)	(72,879)	(83,274)	(12,098)
Change in fair value of warrant derivatives	23,447	—	—	—
Other income, net	16,281	95,596	22,516	3,271
Income before income taxes	195,743	393,240	19,259	2,798
Income tax expense	(37,769)	(39,814)	(11,136)	(1,618)
Net income	157,974	353,426	8,123	1,180
Less: income attributable to noncontrolling interest	1,317	34,922	—	—
Net income attributable to JA Solar Holdings	156,657	318,504	8,123	1,180

Net income per share attributable to ordinary shareholders:
Basic	0.55	1.36	0.03	0.01
Diluted	0.55	1.36	0.03	0.01

Weighted average number of shares outstanding:
Basic	234,290,842	234,290,842	234,290,842	234,290,842
Diluted	234,521,962	234,305,887	234,300,567	234,300,567

Comprehensive income
Net income	157,974	353,426	8,123	1,180
Foreign currency translation adjustments, net of tax	(140)	(18,532)	1,082	157
Other comprehensive loss	(140)	(18,532)	1,082	157
Comprehensive income	157,834	334,894	9,205	1,337
Income attributable to noncontrolling interest	1,317	34,922	—	—
Comprehensive income attributable to JA Solar Holdings	156,517	299,972	9,205	1,337

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	156,657	318,504	8,123	1,180
Change in fair value of warrant derivatives	(23,447)	—	—	—
Non-GAAP net income attributable to JA Solar Holdings	133,210	318,504	8,123	1,180

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.47	1.36	0.03	0.01
Diluted	0.47	1.36	0.03	0.01

Non-GAAP weighted average number of shares outstanding:
Basic	234,290,842	234,290,842	234,290,842	234,290,842
Diluted	234,521,962	234,305,887	234,300,567	234,300,567

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Mar. 31,
	2016	2017	2017
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	2,569,402	2,286,016	332,115
Restricted cash	836,761	756,005	109,833
Accounts receivable	2,753,678	3,150,949	457,774
Notes receivable	563,144	256,065	37,202
Inventories	2,460,488	3,093,926	449,490
Advances to suppliers	282,369	218,555	31,752
Other current assets	799,314	665,091	96,625
Total current assets	10,265,156	10,426,607	1,514,791
Property and equipment, net	5,219,501	5,443,995	790,911
Project asset	2,338,648	2,480,227	360,330
Advances to suppliers	97,429	74,857	10,875
Prepaid land use rights	524,208	535,198	77,754
Long-term investment	69,022	66,671	9,686
Other long term assets	517,292	682,469	99,150
Total assets	19,031,256	19,710,024	2,863,497
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	2,912,866	3,214,871	467,061
Accounts payable	2,635,525	2,909,599	422,710
Advances from customers	610,718	934,950	135,831
Current portion of long term borrowings	525,256	870,886	126,523
Accrued and other liabilities	1,966,475	1,684,278	244,694
Total current liabilities	8,650,840	9,614,584	1,396,819
Long-term borrowings	2,701,438	2,057,336	298,892
Other long term liabilities	1,217,648	1,567,444	227,720
Total liabilities	12,569,926	13,239,364	1,923,431
Total JA Solar Holdings shareholders’ equity	6,461,130	6,470,460	940,037
Noncontrolling interest	200	200	29
Total shareholders’ equity	6,461,330	6,470,660	940,066
Total liabilities and shareholders’ equity	19,031,256	19,710,024	2,863,497